SEC 07003308 MISSION

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SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASHINGTON, DC 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quince Hill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Connecticut Avenue, NW Suite 801
(No. and Street)

Washington	DC	20009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas S. Foster (202) 265-4040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Suite 200	Baltimore	MD	21202-3100
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas S. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public commission expires: 6/19/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Member
Quince Hill Partners, LLC

We have audited the accompanying statement of financial condition of Quince Hill Partners, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quince Hill Partners, LLC as of December 31, 2006, and the results of its operations, the changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Baltimore, Maryland
January 31, 2007

Quince Hill Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	121,297
Short term investment - certificate of deposit		51,748
Prepaid expenses		5,860
		178,905
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $35,558		19,407
Total assets	$	198,312

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	2,551
Payroll tax liability		1,199
Pension liability		18,531
Total current liabilities		22,281
MEMBER'S EQUITY		176,031
Total liabilities and member's equity	$	198,312

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2006

Revenue	
Commission	$ 1,034,178
Interest income	1,748
Other income	313
Total revenue	1,036,239
Expenses	
Professional fees	36,407
General and administrative	17,829
Salaries	36,855
Payroll taxes	3,347
Pension expense	21,031
Insurance	3,119
Rent	28,182
Compliance fees	2,280
Licenses and permits	150
Travel and entertainment	751
Depreciation	9,751
Total expenses	159,702
Net income	$ 876,537

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2006

Balance at December 31, 2005	$	219,335
Net income		876,537
Contributions		22,232
Distributions		(942,073)
Balance, December 31, 2006	$	176,031

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Cash flows from operating activities		
Net income	$	876,537
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		9,751
Changes in assest and liabilities		
Increase in prepaid expenses		(550)
Increase in accrued expenses and payroll liabilities		2,780
Increase in pension liability		18,531
Decrease in deferred revenue		(15,000)
Net cash provided by operating activities		892,049
Cash flows from investing activities		
Purchase of short-term investments - CD		(50,000)
Interest earned on short-term investments - CD		(1,748)
Purchase of furniture and equipment		(1,843)
Net cash used in investing activities		(53,591)
Cash flows from financing activities		
Cash contributions		22,232
Cash distributions		(942,073)
Net cash used in financing activities		(919,841)
NET DECREASE IN CASH		(81,383)
Cash, beginning of year		202,680
Cash, end of year	$	121,297

See notes to financial statements

Quince Hill Partners, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE 1 - ORGANIZATION

Quince Hill Partners, LLC, a D.C. Limited Liability Company (the Company), was formed on December 18, 2001, for the purpose of providing clients with services relating to raising investment funds and for any other lawful business as the Member may from time to time determine. The services provided are for institutional customers. A limited liability company limits the liability to the member's investment. The Company operates its broker/dealer business on an introducing firm basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Commission Revenue

Commission revenue is recorded on an accrual basis as they are earned in accordance with specific contracts. Any commissions received in advance of the contract amount are treated as deferred revenue and classified as liabilities until earned.

Short-Term Investments

Short-term investments consist of a certificate of deposit with a maturity of 12 months.

Furniture and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight line method over lives of three to seven years. For income tax purposes, accelerated lives and methods are used.

Income Taxes

Under current provisions of the Internal Revenue Code and applicable state laws, the Company is not subject to income taxes. Rather, the results of its operations are includable in the income tax returns of its Member. Consequently, no provision for income tax expense has been included in the accompanying financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission, Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $150,764 at December 31, 2006, which satisfies the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .015 to 1 at December 31, 2006.

NOTE 4 - LEASE OBLIGATIONS

The Company entered into a leasing arrangement to lease office space in Washington, DC on September 1, 2004. The term of the lease is three years, expiring August 2007, with a base monthly rent of $2,210. Maximum rent escalations are the greater of the change in CPI or 5% per year. Rent expense for the year ended December 31, 2006 was $28,182.

The future minimum payments under operating leases at December 31, 2006, for the year ending December 31, 2007 are $19,404.

NOTE 5 - COMMISSION REVENUE

Commission revenue was earned from Rockwood Capital, Rockspring Property Managers, Inc. and Covenant Capital Group in the amounts of $833,760, $170,417, and $30,000, respectively, for the year ended December 31, 2006.

NOTE 6 - DEFINED BENEFIT PENSION PLAN

The Company sponsors a defined benefit pension plan (the Plan) with an effective date of the Plan of January 1, 2006. The Plan covers all employees who have completed one year of service and have reached 21 years of age. Employees with five or more years of vesting service are entitled to annual pension benefits beginning at normal retirement age of 62 years old equal to 5.5% of average compensation multiplied by years of service not to exceed fifteen years. The Plan permits early retirement at the age of 55 or over with the completion of at least three years of vesting service.

Projected benefit obligation	$	135,743
Plan assets at fair value		2,500
Funded status as of December 31, 2006	$	(133,243)
Prepaid (accrued) benefit cost recognized in the statement of financial condition	$	(18,531)

Weighted-average assumptions as of December 31, 2006:	
Discount rate	6.50%
Earnings rate on invested assets	7.00%
Rate of salary progression	Maximum compensation allowed

Benefit cost	$	21,031
Employer contribution	$	2,500
Benefits paid	$	-

Financial Accounting Standards Board Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (the Statement), requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement

of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity, with an effective date of fiscal years ending after December 31, 2006. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions, with an effective date of fiscal years ending after December 31, 2008.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at the bank. As of December 31, 2006, the uninsured amount held in the bank is $73,045.

SUPPLEMENTAL INFORMATION

Quince Hill Partners, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$	22,281
COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition	$	176,031
Less: Other deductions and/or charges		
Furniture and equipment, net of accumulated depreciation		19,407
Prepaid expenses		5,860
Net capital	$	150,764
CAPITAL REQUIREMENTS		
Net capital required	$	5,000
Net capital in excess of requirements		145,764
Net capital, as shown above	$	150,764
Ratio of aggregated indebtedness to net capital		0.15 to 1

Quince Hill Partners, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Year ended December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$	22,281
Changes as noted during audit		
None		-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$	22,281
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	150,764
Changes as noted during audit		
None		-
Net capital per schedule of computation of aggregate indebtedness and net capital	$	150,764

Quince Hill Partners, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Year ended December 31, 2006

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Quince Hill Partners, LLC

SIPC ASSESSMENT

Year ended December 31, 2006

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2006. This assessment has been paid as of December 31, 2006.

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Quince Hill Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Quince Hill Partners, LLC for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment if securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Atlanta ■ Baltimore ■ Bethesda ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Reznick Group

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accounts. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud that would be material in relation to the financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
January 31, 2007

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
Quince Hill Partners, LLC

We have performed the agreed-upon procedures enumerated below, which were agreed by Quince Hill Partners, LLC (the Company), and in accordance with the requirements of the National Association of Security Dealers (NASD) solely to assist you in determining the firm's Anti-Money Laundering Program's compliance with the USA Patriot Act of 2001 and NASD Rule 3011 and in determining whether those individuals who have primary responsibility for detecting money laundering are in compliance with the Company's anti-money laundering procedures for the year ended December 31, 2006. The Company's management is responsible for maintaining its Anti-Money Laundering Program. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

For the year ended December 31, 2006, our procedures and findings were as follows:

1) Obtain a written copy of the Quince Hill Partners, LLC's Anti-Money Laundering Program.

2) Determine that a compliance officer has been designated and note any period for which there was no compliance officer designated.

   Findings

   The Company had a compliance officer for the entire year ended December 31, 2006.

3) Obtain a list of employees deemed by management to require anti-money laundering training and examine documentation showing that the employees have received training with respect to its anti-money laundering procedures, including the detection of unusual or suspicious transactions and compliance with Federal rules and regulations and reporting requirements. Note any employees from the above list who have not received the required training.

Reznick Group

Findings

No exceptions noted.

4) Obtain a listing of all employee identified potentially suspicious activity reported to the compliance officer during the period. Determine whether the Company's Risk Management Committee was notified of such reports. Note any instances where the Company's Risk Management Committee was not notified of reports of potentially suspicious activity reported by employees.

Findings

No exceptions noted.

5) Obtain a listing of potential investors the Company actively marketed to during the period and haphazardly compare a sample of 10% of the potential investors to the U.S. Department of Treasury's Office of Foreign Assets Control (OFAC) List of Specially Designated Nationals and Blocked Persons. Note any instances where potential investors actively marketed to during the period appeared on the OFAC sanctions list.

Findings

No exceptions noted.

6) Examine the records maintained by the Company from its Potential Investor Identification and Due Diligence process to determine if records of documents are being kept for a period of five years from the closing of a fund. Note any instances where records maintained by the Company from its Potential Investor Identification and Due Diligence process were not kept for a period of at least five years from the closing of a fund.

Findings

No exceptions noted.

7) Obtain a copy of the general ledger cash accounts and scan the cash accounts for receipts of coins or currency of $10,000 or more in one transaction or two or more related transactions and determine whether currency transaction reports have been filed with the Financial Crimes Enforcement Network as required under the Bank Secrecy Act. Note any instances where currency transaction reports were not filed as required under the Bank Secrecy Act.

Reznick Group

Findings

No exceptions noted.

8) Designate and identify to NASD (by name, title, mailing address, e-mail address, telephone number and facsimile number) an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to NASD regarding any change in such designations.

   Findings

   Compliance Officer - Thomas S. Foster, Manager Member
   1601 Connecticut Avenue, NW
   Suite 801
   Washington, DC 20009
   Office - (202) 265-9490
   Fax - (202) 265-9479
   tomfoster@quincehill.com

9) Determine that ongoing training is provided to appropriate personnel.

   Findings

   No exceptions noted.

We were not engaged to, and did not perform an examination, the objective of which would be the expression of an opinion on the Company's compliance with the Anti-Money Laundering Program in accordance with the USA Patriot Act of 2001 and NASD Rule 3011. Accordingly, we do not express such an opinion. Had we performed additional procedures for the year ended December 31, 2006, other matters might have come to our attention that would have been reported to you.

This report is solely for the information and use of the Company and NASD and is not intended to be and should not be used by anyone other than those specified parties.

Reznick Group, P.C.

Baltimore, Maryland
January 31, 2007

END